SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

DSET Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

262504103
(CUSIP Number)

Barton W. Stuck
Signal Lake Venture Fund, L.P.
578 Post Road East
Suite 667
Westport, Connecticut 06880-4549
(203) 454-1133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2002
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. __

(Continued on following pages)

(Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262504103		13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Signal Lake Venture Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) __
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 262504103		13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Signal Lake, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) __
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 262504103		13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barton W. Stuck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) __
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 262504103		13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Weingarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) __
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

Item 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this "Statement") relates to the common stock (the "Common Stock") of DSET Corporation., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1160 U.S. Highway 22 East, Bridgewater, New Jersey 08807.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by each of the following persons (the "Reporting Persons"):

(i) Signal Lake Venture Fund, L.P., a Delaware limited partnership ("Signal Lake");

(ii) Signal Lake, LLC, a Delaware limited liability company, which is the general partner of Signal Lake; and

(iii) Barton W. Stuck and Michael E. Weingarten, who are the managers of Signal Lake, LLC.

(b) The address of the principal business office of Signal Lake, Signal Lake, LLC, and Messrs. Weingarten and Stuck is 578 Post Road East, Suite 667, Westport, Connecticut 06880-4549.

(c) The principal business of Signal Lake and Signal Lake, LLC is to make and hold investments in various entities. The principal business of Messrs. Stuck and Weingarten is to act as the managers of Signal Lake, LLC and of Signal Lake II, LLC, which is the general partner of Signal Lake Venture Fund II, L.P. ("Signal Lake II, L.P.") and the managing member of Signal Lake II Strategic Partners, LLC ("Signal Lake II, LLC"). The principal business of Signal Lake II, L.P. and Signal Lake II, LLC is to make and hold investments in various entities. The principal office of Signal Lake II, L.P. and Signal Lake II, LLC is 578 Post Road East, Suite 667, Westport, Connecticut 06880-4549.

(d) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their executive officers, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Stuck and Weingarten is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired the shares to which this Statement relates as a result of the Issuer’s acquisition of ISPSoft Inc. ("ISPSoft") on January 31, 2002. In the acquisition, DSET Merger Corporation, a New Jersey corporation and wholly owned subsidiary of the Issuer (the "Subsidiary"), merged with and into ISPSoft, followed immediately by the merger of ISPSoft with and into the Issuer (collectively, the "Merger") pursuant to the terms and conditions of an Agreement and Plan of Merger, dated June 26, 2001, as amended, by and among the Issuer, the Subsidiary and ISPSoft (the "Merger Agreement"). The description contained in this Item 3 of the transactions consummated pursuant to the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference. The Reporting Persons were the beneficial owners of 2,000,000 shares of Series B Preferred Stock of ISPSoft prior to the Merger, which securities were converted into an aggregate of 274,805 shares of Common Stock as a result of the Merger. In addition, Signal Lake received an additional 147,576 shares of Common Stock as consideration for its providing various services to ISPSoft.

Item 4. PURPOSE OF TRANSACTION.

Signal Lake voted in favor of the Merger because of the strategic fit between ISPSoft’s products under development and the Issuer’s resources and telecommunications industry expertise.

The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of the Common Stock, including trading prices for the Common Stock and conditions in capital markets generally, developments in the Issuer’s business and financial condition, results of operations and prospects, and other factors and, based thereon, may pursue the possible sale of some or all of the Common Stock in privately negotiated transactions, market sales or otherwise, as well as one or more transactions relating to the Issuer, including a merger, consolidation or other form of business combination transaction, recapitalization or liquidation.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) (i) Signal Lake is the direct beneficial owner of 442,381 shares of Common Stock. Based on information provided by the Issuer, such shares constitutes approximately 8.7% of the outstanding shares of Common Stock.

(ii) By virtue of its position as general partner of Signal Lake, Signal Lake, LLC may be deemed to be the beneficial owner of the 442,381 shares of Common Stock in which Signal Lake has direct beneficial ownership. Based on information provided by the Issuer, such shares constitutes approximately 8.7% of the outstanding shares of Common Stock.

(iii) By virtue of his position as manager of Signal Lake, LLC, Barton W. Stuck may be deemed the beneficial owner of the 442,381 shares of Common Stock in which Signal Lake has direct beneficial ownership. Based on information provided by the Issuer, such shares constitute approximately 8.7% of the outstanding shares of Common Stock.

(iv) By virtue of his position as manager of Signal Lake, LLC, Michael E. Weingarten may be deemed the beneficial owner of the 442,381 shares of Common Stock in which Signal Lake has direct beneficial ownership. Based on information provided by the Issuer, such shares constitute approximately 8.7% of the outstanding shares of Common Stock.

(b) The Reporting Persons have the shared power to vote and dispose of the 442,381 shares of Common Stock to which this Statement relates.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As a condition to the closing of the Merger, all of the holders of shares of ISPSoft’s capital stock, including Signal Lake, were required to enter into lock-up agreements. Pursuant to the lock-up agreement executed by Signal Lake (the "Lock-Up Agreement"), Signal Lake agreed, with respect to the shares of Common Stock owned by it as a result of the transactions contemplated by the Merger Agreement, not to sell, transfer, pledge or otherwise dispose of, or reduce an interest in or risk relating to such shares in accordance with the percentages set forth below: 20% of such shares shall be subject to lock-up for a period of 60 days subsequent to the date of closing of the Merger, subject to customary exceptions; 20% of such shares shall be subject to lock-up for a period of 90 days subsequent to the date of closing of the Merger, subject to customary exceptions; 20% of such shares shall be subject to lock-up for a period of 120 days subsequent to the date of closing of the Merger, subject to customary exceptions; 20% of such shares shall be subject to lock-up for a period of 150 days subsequent to the date of closing of the Merger, subject to customary exceptions; and 20% of such shares shall be subject to lock-up for a period of 180 days subsequent to the date of closing of the Merger, subject to customary exceptions. The description of the Lock-Up Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

The Issuer has deposited in escrow, with Commerce Bank, as escrow agent (the "Escrow Agent"), pursuant to the terms of an escrow agreement by and among the Issuer, Binay Sugla and Commerce Bank (the "Escrow Agreement"), certificates representing ten percent of the shares of Common Stock issued in the Merger to the holders of ISPSoft capital stock for the purpose of securing the indemnification obligations of the ISPSoft shareholders pursuant to the Merger Agreement. A total of 34,531 shares of Common Stock issuable to Signal Lake are currently held pursuant to the terms of the Escrow Agreement. Mr. Binay Sugla will serve as the indemnification representative on behalf of such ISPSoft shareholders. The escrow shares are required to be issued in the name of the Escrow Agent or its nominee and may not be transferred or assigned while held in escrow, other than by operation of law. In the event the Issuer distributes any securities in respect to, or in exchange for, the shares of Common Stock held in escrow by way of a stock dividend, stock split or otherwise, such securities shall be issued in the name of the Escrow Agent or its nominee and delivered to the Escrow Agent, who shall hold such shares in escrow. In the event the Issuer distributes cash dividends or property other than securities, in respect to the shares of Common Stock held in escrow, such cash or property shall be promptly distributed by the Escrow Agent to those for whom the shares of Common Stock are being held in escrow. Under the Escrow Agreement, the escrow shares will be voted by the Escrow Agent on behalf of the ISPSoft shareholders in accordance with instructions received by the Escrow Agent from the indemnification representative. In the absence of these instructions, the Escrow Agent will not vote the shares held in escrow. The Escrow Agent shall distribute the Common Shares held in escrow (1) in accordance with a written instrument signed by the Issuer and the indemnification representative or (2) in accordance with the written directive of a court. In the event neither of the preceding occurs, the Escrow Agent shall distribute all of the shares in escrow to the persons in whose names the shares are registered after the passage of 12 months following the closing of the Merger. If the Issuer asserts an indemnification claim, some (but no more than fifty percent) of the shares held in escrow, which amount shall be determined in accordance with the terms of the escrow agreement, will remain in escrow and be distributed upon resolution of the indemnification claim. The description of the Escrow Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Arun Inam, a managing director of Signal Lake, LLC, was elected a director of the Issuer.

The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Exhibit 1. Agreement and Plan of Merger, dated June 26, 2001, as amended, by and among the Issuer, the Subsidiary and ISPSoft (incorporated by reference from Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4 (File No. 333-65898)).

Exhibit 2. Lock-up Agreement of Signal Lake.

Exhibit 3. Escrow Agreement by and among the Issuer, Binay Sugla and Commerce Bank (incorporated by reference from Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4 (File No. 333-65898)).

Exhibit 4. Joint Filing Agreement dated as of February 11, 2002 by and among the Reporting Persons.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002

SIGNAL LAKE VENTURE FUND, L.P.

By: Signal Lake, LLC

By: /s/ Barton W. Stuck
     Manager

SIGNAL LAKE, LLC

By: /s/ Barton W. Stuck
     Manager

/s/ Barton W. Stuck
    Barton W. Stuck

/s/ Michael E. Weingarten
    Michael E. Weingarten

EXHIBIT 2

Lock-Up Agreement

November __, 2001

ISPSoft
661 Shrewsbury Avenue
Shrewsbury, New Jersey 07702

Ladies and Gentlemen:

        This letter is being delivered to you in connection with the Agreement and Plan of Merger, as amended (the "Merger Agreement"), between DSET Corporation, a New Jersey corporation (the "Company"), DSET Merger Corporation, a New Jersey corporation and wholly-owned subsidiary of the Company, and ISPSoft Inc., a New Jersey corporation ("ISPSoft"), relating to the acquisition of ISPSoft by the Company (the "Merger").

        In order to induce the Company to consummate the transactions contemplated in the Merger Agreement, the undersigned agrees that he, she or it will not, without the prior written consent of the Company, offer, sell, contract to sell, pledge, transfer or otherwise dispose of (or enter into any transaction or agreement which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise) directly or indirectly any of the Merger Shares, as defined in the Merger Agreement, received by the undersigned in connection with the Merger for such periods of time after the closing of the transactions contemplated by the Merger Agreement as set forth in the following schedule:

*  twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of sixty (60) days subsequent to the date of closing of the Merger;

* twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of ninety (90) days subsequent to the date of closing of the Merger;

* twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of one hundred and twenty (120) days subsequent to the date of closing of the Merger;

* twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of one hundred and fifty (150) days subsequent to the date of closing of the Merger; and

* twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of one hundred and eighty (180) days subsequent to the date of closing of the Merger.

        The foregoing sentence shall not apply to (a) a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by the terms of this agreement; (b) a distribution to limited partners, an affiliate or stockholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of this agreement; (c) a transfer in connection with a sale of all or substantially all of the assets of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of this agreement; or (d) a transfer to any trust for the benefit of the undersigned or to the undersigned’s immediate family, provided that the trustee of the trust agrees in writing, on behalf of the trust, to be bound by the terms of this agreement; and provided, further, that in each such instance (a) through (d), the donee, distributee, transferee, or trustee, as the case may be, agrees in writing to assume any and all obligations and agreements of the transferor that have arising pursuant to the terms of or in connection with the Merger or the Merger Agreement with respect to the Merger Shares so transferred.

        If for any reason the Merger is terminated pursuant to the terms of the Merger Agreement, this agreement shall likewise be terminated.

Yours very truly,

/s/ Barton W. Stuck
Managing Member, Signal Lake LLC
General Partner
Signal Lake Venture Fund

Address: 576 Post Road
Suite 667
Westport, CT 06880

EXHIBIT 4

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock of DSET Corporation, a New Jersey corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this agreement as of the11th day of February, 2002.

SIGNAL LAKE VENTURE FUND, L.P.

By: Signal Lake, LLC.

By: /s/ Barton W. Stuck
      Manager

SIGNAL LAKE, LLC

By: /s/ Barton W. Stuck
      Manager

By: /s/ Barton W. Stuck
     Barton W. Stuck

By: /s/ Michael E. Weingarten
     Michael E. Weingarten